DRAFT

[LETTERHEAD OF PERMANENT PORTFOLIO FAMILY OF FUNDS]

VIA EDGAR

May [28], 2010
Ms. Deborah O’Neil Johnson
Office of Disclosure and Review
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Responses to Comments on Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of Permanent Portfolio Family of Funds, Inc. (SEC File Nos. 2-75661 and 811-3379)

Dear Ms. Johnson:

On behalf of the above-referenced registrant, set forth below are the comments that you provided by telephone on May 12, 2010 to Ms. Yoon Choo of K&L Gates LLP, concerning Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A (“Post-Effective Amendment”) of Permanent Portfolio Family of Funds, Inc. (“Fund”) which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 1, 2010, and the Fund’s responses thereto.  Your comments are set forth in italics and are followed by the Fund’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.  References to pages numbers in the Comment sections below are to pages in the Prospectus and Statement of Additional Information (“SAI”) included in the Post-Effective Amendment while references to page numbers in the Response sections below are to pages in the Prospectus and SAI to be included in Post-Effective Amendment No. 39 to the Registration Statement filed concurrently with this letter.

PROSPECTUS

A.	SUMMARY PROSPECTUSES

Comment: Please file drafts of the summary prospectuses for our review.

Response:  The Fund does not intend to immediately use a summary prospectus for any of its Portfolios.  To allow adequate time for review by the staff of the SEC (“Staff”), the Fund will file with the Staff drafts of any summary prospectus it intends to use at least two weeks prior to its first use.

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

B.	TABLE OF CONTENTS

Comment:  Delete the first sentence appearing after the Table of Contents.  Also delete the second sentence appearing after the Table of Contents, or, alternatively, move this sentence to the cover page of the Prospectus.

Response: We have deleted the first sentence and moved the second sentence to the cover page of the Prospectus.
C.	PORTFOLIOS SUMMARIES

1.	Permanent Portfolio
a.           Comment:  Delete the second sentence under the heading “Fees and Expenses of the Portfolio” on page 1.

Response: We have revised the disclosure on page 1 of the Prospectus.
b.           Comment:  Under the heading “Shareholder Fees” on page 1, change “One-time account start-up fee” to “Maximum account start-up fee.”

Response: We have revised the disclosure on page 1 of the Prospectus. As discussed, we have added the parenthetical “(one-time)” at the end of the line.
c.           Comment:  Under the heading “Annual Portfolio Operating Expenses” on page 1, change “Total annual operating expenses” to “Total annual portfolio operating expenses.”

Response: We have revised the disclosure on page 1 of the Prospectus.
d.           Comment:  Under the heading “Example” on page 1, remove “, that all dividends and capital gain distributions are reinvested,” from the last sentence of the paragraph.

Response: We have revised the disclosure on page 1 of the Prospectus.

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

e.           Comment:  Under the heading “Principal Investment Risks─Risks of in-kind redemptions” on page 5, remove the cross reference at the end of the paragraph.

Response: We have revised the disclosure on page [3] of the Prospectus.
f.           Comment:  Under the heading “Performance” on page 5, remove all references to the Citigroup 3-Month U.S. Treasury Bill Index and refer instead to a broad-based securities market index.

Response:  We have removed the text “to the performance of the Citigroup 3-Month U.S. Treasury Bill Index” from the first sentence of the paragraph and replaced it with “with two broad-based market indexes.” We have also deleted the second and third sentences of the paragraph and added the following: “The indexes have characteristics relevant to the Portfolio’s investment strategies. The bar chart, quarterly returns (highest, lowest and most recent) and the average annual total returns table that follow do not reflect the deduction of the $35 one-time account start-up fee.  If such fee was reflected, the returns would be less than those shown.”  Please see page [4] of the Prospectus.

g.           Comment:  Please explain supplementally the appropriateness of using the Citigroup 3-Month U.S. Treasury Bill Index as the Permanent Portfolio’s comparative index.  Please also consider whether the Permanent Portfolio should utilize an additional index for comparison.

Response:  The investment objective of the Permanent Portfolio is preservation of capital; specifically, the Permanent Portfolio “seeks to preserve and increase the purchasing power value of its shares over the long term.”  As such, we believe that the most useful comparison is to demonstrate the average annual total return of the Permanent Portfolio in light of inflation, which is typically measured by the Consumer Price Index (“CPI”) or the rate of return on 3-month U.S. Treasury bills.  We recognize that the CPI is not a broad-based securities market index and, thus, have traditionally used the Citigroup 3-Month U.S. Treasury Bill Index.  In response to the Staff’s second comment, and in accordance with Item 4(b)(2)(iii) (and Instruction 6 to Item 27(b)(7)) of Form N-1A, we have added the Standard & Poor’s 500 Composite Stock

Index as a secondary comparative index. Please see page [5] of the Prospectus.
h.           Comment:  Under the heading “Performance” on page 6, remove the last paragraph of the section.

Response: We have revised the disclosure on page [5] of the Prospectus.
2.	Treasury Bill Portfolio
a.           Comment:  The comments made in section C.1. a, b, c, d, and h with respect to the Permanent Portfolio also apply to the corresponding disclosure for the Treasury Bill Portfolio.

Response: We have made conforming revisions to the Treasury Bill Portfolio in response to the comments noted above. Please see pages [6-9] of the Prospectus.
b.           Comment:  Revise the disclosure in the footnote to “Annual Portfolio Operating Expenses” on page 7 to explain who may terminate the Advisory Fee Waiver and Expense Agreement and under what circumstances.

Response:  We have added the following sentence to the footnote:  “The Agreement may be terminated or amended only with the approval of the Fund’s Board of Directors.”  Please see page [6] of the Prospectus.

c.           Comment:  Under the heading “Example” on page 7, confirm that the calculation of costs reflects the impact of the fee waiver only for the term of the waiver.

Response: We confirm that the calculation of costs in the Example reflects the impact of the fee waiver only for the term of the waiver.
d.           Comment:  Rule 35d-1 under the Investment Company Act of 1940, as amended, requires that if a fund has a name suggesting that it focuses its investments in a particular type of investment or investments, then it must have “a policy to invest, under normal circumstances, at least 80% of the value of its [a]ssets in the particular type of investments . . .  suggested by the [f]und’s name.”  The portfolio is called the Treasury Bill Portfolio.  It states on page 8 that “[a]t least 80% of [the Portfolio’s] assets are invested in short-term U.S. Treasury

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

bills and notes with maturities of less than thirteen months.”  A review of the Portfolio’s holdings indicates that more than 99% of the Portfolio’s holdings are comprised of Treasury notes. Please revise the Portfolio’s principal investment strategies to provide that the Portfolio will invest at least 80% of its assets in Treasury bills as suggested by the Portfolio’s name.  Further,  expand the discussion of Treasury notes that the Portfolio invests in to better explain to investors that the Treasury notes are the economic equivalent of Treasury bills and mirror the risk profile of Treasury bills.

Response:  In order to maintain investment flexibility for the Portfolio while addressing the Staff’s concern with respect to Rule 35d-1, the name of the Portfolio will be changed to the “Short-Term Treasury Portfolio.” The investment strategies for the Portfolio will remain unchanged. The Short-Term Treasury Portfolio (formerly the Treasury Bill Portfolio) will continue to invest at least 80% of its net assets in short-term U.S. Treasury bills and notes.  (The remainder may be invested in U.S. Treasury bonds having a remaining maturity of thirteen months or less.) The dollar-weighted average length to maturity of the Portfolio’s investments will not exceed ninety days, and the Portfolio will not invest in bills and notes with maturities of more than thirteen months.

e.           Comment:  Delete the last sentence in the second paragraph under the heading “Principal Investment Strategies” on page 8.

Response: We have revised the disclosure on page [7] of the Prospectus.
f.           Comment:  Under the heading “Performance” on page 8, remove all references to the Citigroup 3-Month U.S. Treasury Bill Index and refer instead to a broad-based securities market index.

Response:  We have removed the text “to the performance of the Citigroup 3-Month U.S. Treasury Bill Index” from the first sentence of the paragraph and replaced it with “with a broad-based  market index.”  We have also deleted the second and third sentences of the paragraph and added the following: “The bar chart, quarterly returns (highest, lowest and most recent) and the average annual total returns table that follow do not reflect the deduction of the $35 one-time account start-up fee.  If such fee was

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

reflected, the returns would be less than those shown.” Please see page [7] of the Prospectus.
3.              Versatile Bond Portfolio

a.           Comment:  The comments made in section C.1. a, b, c, d and h with respect to the Permanent Portfolio also apply to the corresponding disclosure for the Versatile Bond Portfolio.

Response: We have made conforming revisions to the Versatile Bond Portfolio in response to the comments noted above. Please see pages [10-13] of the Prospectus.
b.           Comment:  Revise the disclosure in the footnote to “Annual Portfolio Operating Expenses” on page 11 to explain who may terminate the Advisory Fee Waiver and Expense Agreement and under what circumstances.

Response:  We have added the following sentence to the footnote:  “The Agreement may be terminated or amended only with the approval of the Fund’s Board of Directors.”  Please see page [10] of the Prospectus.

c.           Comment:  Under the heading “Example” on page 11, confirm that the calculation of costs reflects the impact of the fee waiver only for the term of the waiver.

Response: We confirm that the calculation of costs in the Example reflects the impact of the fee waiver only for the term of the waiver.
d.           Comment:  Delete the last sentence in the first paragraph under the heading “Principal Investment Strategies” on page 12.

Response: We have revised the disclosure on page [11] of the Prospectus.
e.           Comment:  Under the heading “Performance” on page 13 remove all references to the Citigroup AAA/AA 1-3 Years Corporate Bond Index and refer instead to a broad-based securities market index.

Response: We have removed the text beginning with “to the performance of the Citigroup AAA/AA 1-3 Years Corporate Bond

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

Index” from the first sentence of the paragraph and replaced it with “with two broad-based market indexes.”  We have also deleted the second sentence of the paragraph and added the following: “The indexes have characteristics relevant to the Portfolio’s investment strategies. The bar chart, quarterly returns (highest, lowest and most recent) and the average annual total returns table that follow do not reflect the deduction of the $35 one-time account start-up fee.  If such fee was reflected, the returns would be less than those shown.”  Please see page [11] of the Prospectus.

f.           Comment:  Please explain supplementally the appropriateness of using the Citigroup AAA/AA 1-3 Years Corporate Bond Index as a comparative index when in excess of 70% of the Portfolio’s holdings are in bonds rated below AA?

Response:  The Citigroup AAA/AA 1-3 Years Corporate Bond Index is a component of the Citigroup Broad Investment-Grade (BIG) Bond Index. It is market-capitalization weighted and includes bonds rated AAA or AA by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. or Moody’s Investors Service, Inc. with maturities of one to three years and a minimum amount outstanding of $100 million.  We expect that the average credit quality of the bonds in which the Portfolio invests will continue to fluctuate within the range of A to AAA debt instruments.  As there is no single index of which we are aware that covers all A to AAA debt instruments and meets the other parameters of the Citigroup AAA/AA 1-3 Years Corporate Bond Index, we have added the Citigroup A 1-3 Years Corporate Bond Index as a second broad-based securities market index in order to address the Staff’s comment. Please see page [12] of the Prospectus.

4.	Aggressive Growth Portfolio
a.           Comment:  The comments made in sections C.1. a, b, c, d and h with respect to the Permanent Portfolio also apply to the Aggressive Growth Portfolio.

Response: We have made conforming revisions to the Aggressive Growth Portfolio in response to the comments noted above. Please see pages [14 and 16] of the Prospectus.

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

b.           Comment:  Under the heading “Performance” on page 17 remove all references to the “Dow Jones Industrial Average” and refer instead to a broad-based securities market index.

Response:  We have removed the text “to the performance of the Dow Jones Industrial Average and the Standard & Poor’s 500 Composite Stock Index” from the first sentence of the paragraph and replaced it with “with two broad-based market indexes.”  We have also deleted the second and third sentences of the paragraph and added the following: “The indexes have characteristics relevant to the Portfolio’s investment strategies. The bar chart, quarterly returns (highest, lowest and most recent) and the average annual total returns table that follow do not reflect the deduction of the $35 one-time account start-up fee.  If such fee was reflected, the returns would be less than those shown.” Please see page [15] of the Prospectus.

c.           Comment:  Please explain under the heading “Performance” why the Standard & Poor’s 500 Index was chosen as a secondary comparative index.

Response:  As stated in our response immediately above, we have added the following statement in response to the Staff’s comment: “The indexes have characteristics relevant to the Portfolio’s investment strategies.” We have also added this statement to the disclosure in the “Performance” sections for Permanent Portfolio and Versatile Bond Portfolio to explain, in each case, why two indexes are used. Please see pages [4 and 11] of the Prospectus.

D.	ADDITIONAL INFORMATION ABOUT THE PORTFOLIOS

1.	Purchase and Sale of Portfolio Shares
a.           Comment:  Delete the “Account start-up fee” line under the “Purchase minimums” table on page 19.

Response: We have revised the disclosure on page [18] of the Prospectus.
b.           Comment:  Delete the last sentence under the heading “Purchase and Sale of Portfolio Shares” on page 19.

 -

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

Response: We have revised the disclosure on page [18] of the Prospectus.
2.	Tax Information
Comment:  Please replace the current sentence under the heading “Tax Information” with the language required by Item 7 of Form N-1A.

Response:  We have revised the disclosure on page [18] of the Prospectus to state: “Shareholders may be subject to tax to the extent that a Portfolio makes actual or deemed distributions of ordinary income or net capital gains.”

E.	IMPLEMENTATION OF INVESTMENT OBJECTIVES

1.	Comment: Delete the cross reference in the third paragraph on Page 20.
Response: We have revised the disclosure on page [19] of the Prospectus.
2.	Permanent Portfolio
a.           Comment:  Delete the cross reference in the third paragraph under the heading “Permanent Portfolio” on page 20.

Response: We have revised the disclosure on page [19] of the Prospectus.
b.           Comment:  Delete the cross reference in the fifth bullet under the heading “Permanent Portfolio” on page 21.

Response: We have revised the disclosure on page [20] of the Prospectus.
c.           Comment:  Delete the cross reference in the last paragraph under the heading “Permanent Portfolio” on page 22.

Response: We have revised the disclosure on page [20] of the Prospectus.

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

3.	Versatile Bond Portfolio

Comment:  In the third paragraph under the heading “Versatile Bond Portfolio” on page 23, the Fund states that “. . . Versatile Bond Portfolio invests only in bonds that have earned a rating of “A” or higher by Standard & Poor’s and which, in the opinion of the Fund’s investment adviser, are secure enough to escape default even under deflationary economic conditions.”  Please explain supplementally the rationale for the statement “and which, in the opinion of the Fund’s investment adviser, are secure enough to escape default even under deflationary economic conditions.”

Response:  When investing in investment grade debt instruments, the investment adviser seeks to identify issuers and industries that it believes are likely to be stable even during deflationary economic conditions.  Specific factors considered in the research process may include, but are not limited to, general industry trends, the issuer’s financial condition, including cash flow generation capacity, capital availability and asset valuation, security-specific features and current and potential future valuation.  In light of the Staff’s comment, however, we have determined to remove the referenced text and added the following to the end of the second sentence in that paragraph: “; however, a bond’s rating is only the opinion of the rating agency issuing it and does not guarantee the payment of interest and repayment of principal.”  Please see page [21] of the Prospectus.

4.              Additional Risk Factors and Special Considerations

Comment:  In accordance with Item 9(c) of Form N-1A, each Portfolio’s principal investment risks previously summarized under “Portfolios Summaries” should be expanded upon in this section.

Response:  We have moved and supplemented the current risk factor discussions for each Portfolio under “Portfolio Summaries” and inserted each under a new section titled “Additional Information about Principal Investment Risks.” This new section appears immediately above “Additional Risk Factors and Special Considerations.”  We have also revised the risk factors found in “Portfolios Summaries” to summarize each Portfolio’s principal investment risks.  Please see pages [2-3, 7, 11, 15 and 22-25] of the Prospectus.

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

5.	Portfolio Holdings
Comment:  If a description of the Fund’s policies and procedures with respect to the disclosure of each Portfolio’s holdings is available on the Fund’s website, please so indicate.

Response: Such information is not posted to the Fund’s website.
F.	SHAREHOLDER ACCOUNT SERVICES AND PRVILEGES

Frequent Purchases and Redemptions

Comment:  The Fund states that it “has adopted policies and procedures designed to adjust closing market prices of foreign securities under certain circumstances to reflect what it believes to be their fair market value as of the Permanent Portfolio’s valuation time.”  Please describe such policies and procedures with specificity in the Prospectus.

Response: In response to the Staff’s comment, we have added the following text as the fourth and fifth sentences of the second paragraph under the heading “Frequent Purchases and Redemptions:”

“These circumstances may be company specific, such as earnings reports or merger announcements, country or region specific, such as a natural disaster or terrorist activity, or global in nature.  The Fund’s policies and procedures include guidelines for determining fair value and require that the Fund’s Investment Adviser document the factors considered in the valuation of the security and submit any determinations of fair value to the Fund’s Board of Directors for ratification.”

In addition, to strengthen our disclosure regarding the Fund’s policies and procedures to detect frequent purchases, redemptions or exchanges of Portfolio shares, we have added the following statement as the final sentence in the first paragraph under same heading:

“The Fund’s distributor or transfer agent have entered into agreements with financial intermediaries (or their agents) that maintain omnibus accounts with the Fund pursuant to which the financial intermediaries have agreed to provide shareholder

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

transaction information, to the extent known to the financial intermediary, to the Fund upon request.”
Please see pages [42-43] of the Prospectus.
G.	FINANCIAL HIGHLIGHTS

Comment: Please provide all data to be updated under “Financial Highlights.”

Response: We have updated all information under “Financial Highlights.”
STATEMENT OF ADDITIONAL INFORMATION

A.	OBJECTIVES AND POLICIES

Investment Restrictions

Comment: Item 7 of the Portfolios’ fundamental investment limitations on pages 22-23 of the SAI states that the Permanent Portfolio will not, among other things, purchase or sell commodities.  Please explain supplementally how the purchase of gold and silver by the Portfolio does not violate this fundamental investment limitation.

Response: Our research indicates that until the Post-Effective Amendment filed with the SEC on May 17, 1991, the text of the relevant fundamental investment restriction read as follows:

“The Permanent Portfolio will not borrow money, issue senior securities, purchase or sell real estate or commodities, or make loans to other persons, except in accordance with the operating procedures and policies contained elsewhere in the Prospectus and this SAI. . .” (emphasis added).

Starting with the Post-Effective amendment filed with the SEC on July 29, 1991, the description of the Permanent Portfolio’s fundamental investment restriction with respect to borrowing, issuing senior securities, purchasing or selling real estate or commodities and making loans is stated without the proviso permitting investments in commodities to the extent permitted elsewhere in the Prospectus or SAI.  The Fund’s investment

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

adviser at the time was World Money Managers.  We have researched our files and have not discovered any record of, or apparent rationale for, the change to the description in the SAI.  The Portfolio has, since its inception, invested its assets in accordance with the target percentages described under “Portfolios Summaries─Permanent Portfolio─Principal Investment Strategies” which includes investments in target percentages of gold and silver.  The fundamental investment limitations and guidelines under which the Permanent Portfolio has operated and continues to operate have not changed.  Permanent Portfolio has never sought shareholder approval to amend this fundamental investment restriction.  In light of the fact that the change was never approved by shareholders and investors in the Portfolio have been clearly informed of the Portfolio’s investment strategy to invest a significant portion of its portfolio in gold and silver, we have reinstated the original proviso in the description of the fundamental investment restriction.  Please see pages [13-14] of the SAI.

B.	ORGANIZATION AND MANAGEMENT

1.	Portfolio Manager
Comment:  Please provide additional disclosure under the heading “Portfolio Manager” describing the structure of, and method used to determine, the compensation of the Fund’s portfolio manager.

Response:  As the manager and sole member of the Fund’s investment adviser, Mr. Cuggino is the owner of the investment adviser and determines his own compensation.  This compensation varies from year to year depending on the investment adviser’s total profits and Mr. Cuggino’s determinations of the investment adviser’s business needs.  The Fund states on page 16 of the SAI that Mr. Cuggino is the manager and sole member of Pacific Heights.  We believe that this statement makes clear that no formal compensation structure exists as would be the case for a portfolio manager who is an employee, but not an owner, of an investment adviser.  However, in response to the Staff’s comment, we have added the following statement as the second sentence in the second paragraph under the heading “Portfolio Manager:”

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

“As manager and sole member of Pacific Heights, Mr. Cuggino is the owner of Pacific Heights and determines his own compensation.”
Please see page [16] of the SAI.
2.             Board of Directors

Comment:  Per the requirements of revised Item 17(b)(1) of Form N-1A, please explain in greater detail why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

Response: In response to the Staff’s comment we have inserted the following in lieu of the last two paragraphs under “Board of Directors” on pages [18-19] of the SAI:

“The Board has structured itself in a manner that it believes allows it to effectively perform its oversight function. It has established five standing committees—an Audit Committee, Compensation Committee, Legal Affairs Committee, Nominating Committee and a Compliance Committee, which are discussed in greater detail under “Standing Committees of the Board of Directors,” below and which are all composed entirely of Independent Directors.  Seventy-five percent of the members of the Board are Independent Directors. The Independent Directors have engaged their own independent counsel to advise them on matters relating to their responsibilities in connection with the Fund. The Chairman of the Board, Michael J. Cuggino, is an Interested Director by virtue of his ownership interest in the Fund’s Investment Adviser.  David P. Bergland serves as the lead Independent Director. As such, Mr. Bergland is responsible for: (i) coordinating activities of the Independent Directors; (ii) working with the Investment Adviser, the Chairman of the Board, the Chairmen of the Board’s Committees, the Fund’s Chief Compliance Officer, the Fund's legal counsel  and the independent legal counsel to the Independent Directors, as applicable, to determine the agenda for Board and committee meetings; (iii) serving as the principal contact for and facilitating communication between the Independent Directors and the Fund’s service providers, particularly the Investment Adviser; and (iv) any other duties that the Independent Directors may delegate to the lead Independent Director. The Fund has determined that the

Ms. Deborah O’Neil Johnson
U.S. Securities and Exchange Commission
May [28], 2010

Board’s leadership structure, taking into account, among other things, its committee structure, which permits certain areas of responsibility to be allocated to the Independent Directors and the role of its lead Independent Director described above, are appropriate given the characteristics and circumstances of the Fund’s business.

*           *           *           *           *

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

Michael J. Cuggino
cc:	David P. Bergland, Esq.
Hugh A. Butler
Roger Doebke
R. Darrell Mounts, Esq.
Yoon Choo, Esq.
Howard O. Boltz, Esq.